Omaha, Neb., March  22, 1995 -- ConAgra, Inc. (NYSE:   CAG) today
          announced that Stephen L. Key, executive vice president and chief financial officer, is leaving ConAgra for personal reasons effective April 14, 1995. Mr. Key is taking a position with a company on the East Coast of the U.S.

          Philip B. Fletcher, ConAgra's chairman and chief executive officer, said, "Steve Key has been a terrific CFO and leader. I'm very disappointed that he's leaving our company, but I understand his personal need to relocate. On behalf of ConAgra's board and employees, I extend heartfelt thanks to Steve for his contributions to our company and shareholders. We wish him all the best."

          Mr. Key said, "This was an extremely difficult decision for me. I care deeply for ConAgra. It's a great company and I had hoped to be here for many more years. I'm very grateful to Phil Fletcher and my ConAgra associates for their understanding and support."

          Kenneth W. DiFonzo, vice president and controller, continues as ConAgra's principal accounting officer. James P. O'Donnell, vice president finance and treasurer, will assume responsibilities as ConAgra's principal financial officer. Both officers will report to ConAgra's chief executive officer as was the case before ConAgra established and filled the chief financial officer position in January 1992 when Mr. Key joined the company.